

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2025

Yung-Hsi ("Edward") Chang
Chief Executive Officer
Origin Investment Corp I
CapitaGreen, Level 24, 138 Market St
Singapore 043946

> **Re: Origin Investment Corp I**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 14, 2025**
> **File No. 333-284189**

Dear Yung-Hsi ("Edward") Chang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Financial Statements, page F-3

1. Please amend to update the financial statements and related financial information throughout your prospectus. Refer to Rule 8-08 of Regulation S-X.

        Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Arif Soto, Esq.